

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2012

Via E-mail
C. Todd Asbury
Executive Vice President and Chief Financial Officer
New Peoples Bankshares, Inc.
67 Commerce Drive
Honaker, Virginia 24260

> **Re: New Peoples Bankshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 29, 2012**
> **File No. 333-180456**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 1, 2012**
> **File No. 000-33411**

Dear Mr. Asbury:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please confirm your cover page will not exceed one page in length.

2. Please discuss your arrangements to place the funds raised by the subscription rights offering in escrow. Refer to Item 501(8)(iii) of Regulation S-K.

3. We note that you will be issuing shares of common stock to two of your directors in the total principal amount of $5.45 million, plus an undetermined number of additional shares for accrued interest. Where appropriate, please revise your disclosure to state the

interest rate of the loans, the number of warrants the directors will receive, and explain why you will not be able to calculate the amount of shares to be awarded based on interest at the initiation of the rights offering.

Questions and Answers Relating to the Offering

How can eligible shareholders minimize the dilution of their ownership interest in the company?, page 3

4. Please revise your statement that "current shareholders will be diluted to some extent" to quantify the amounts that current shareholders will be diluted, assuming that the minimum and maximum number of shares are sold in the rights offering. Please make similar changes throughout the registration statement, as necessary. In addition, please add the disclosure required by Item 506 of Regulation S-K.

How was the $1.50 per share subscription price determined?, page 5

5. We note that you have filed the fairness opinion as an exhibit to the registration statement. Please amend your registration statement to include the fairness opinion as an annex to the prospectus.

Will our directors and executive officers participate in the offering?, page 7

6. Please disclose the number of shares for which the directors have committed to subscribe as a percentage of the total number of shares for which they are eligible to subscribe.

7. Please revise your disclosure in this paragraph to include the beneficial ownership of directors Keene and White assuming the minimum and maximum amounts of shares sold in the offering.

What effects will the offering have on our outstanding common stock? page 8

8. Please revise your disclosure to separately identify the shares of common stock that will be underlying the warrants assuming you sell the maximum amount of shares.

How much will the company receive in the offering, page 8

9. Please remove the word "million" following the dollar amounts given.

Prospectus Summary

Recent Investments in our Company, page 12

10. We note that directors Keene and White will need to receive regulatory approval to acquire more than 10% of the total outstanding shares. Please explain whether you have

already applied for such approval, or whether management anticipates such approval to add any delays to the completion of the offering.

Supervisory Actions, page 14

11. We note your disclosure that you have been operating under a formal agreement with the Federal Reserve. Please explain whether you are under any obligations to reach certain capital requirements and whether this offering is a result of such obligations.

Risk Factors

General

12. Please consider adding risk factors to address the following:

- Your recent losses, your current capital amounts, and the risks that you will face if such losses continue;
- The fact that the money investors contribute in the offering may be held in escrow for an extended period of time, including the potential length of the subscription and the follow-on offering; and
- That there is no established market for your shares.

In January 2011 we completed a "stress test" on our loan portfolio…, page 18

13. We note that the credit losses reflected in the stress test could cause the bank to fall below the "well capitalized" level; please specify for which scenario(s) (Low, Medium, or High Stress) this was true.

Our reputation as a safe and sound financial institution…, page 21

14. We note your disclosure that your former CEO and Senior Vice President have pled guilty to conspiring to commit insider trading. Please tell us the forum in which this proceeding was conducted and identify the parties to this action. Based on your response, we may have further comment.

Use of Proceeds, page 31

15. We note that you do not appear to have a current specific plan for the proceeds. If so, please so state and please discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

The Offering

Directors' and Executive Officers' Participation in the Offering, page 42

16. Please add columns to the table on page 43 showing the percentage of ownership of each of the directors assuming that the minimum and maximum amounts of shares are purchased in the offering. Additionally, please tell us whether the conversion shares held by directors Keene and White include the shares offered in exchange for accrued interest.

17. We note that the total directors' shares in the "Intended Purchase" column, after subtracting the conversion shares of Mr. Keene and Mr. White, total 521,999. Please reconcile this number with the 666,667 shares that you have disclosed directors have committed to purchase.

Description of Common Stock and Warrants

Warrant Agent, page 48

18. Please file the Warrant Agreement as an exhibit to the registration statement.

Incorporation of Certain Information by Reference, page 55

19. Please delete the third paragraph of this section. Form S-1 does not permit forward incorporation by reference.

Item 17. Undertakings, page II-2

20. Please add the undertaking required by Item 512(c) of Regulation S-K.

Exhibit 5.1

21. We note that counsel has limited its opinion to the applicable provisions of the Virginia Stock Corporation Act. However, the Subscription Rights Agreement is governed by the laws of the state of New Jersey. Please provide an opinion that encompasses all relevant legal jurisdictions. In addition, to the extent that the Warrant Agreement is governed by the laws of a jurisdiction other than Virginia and New Jersey, please take the laws that govern it into consideration when providing your revised legal opinion.

Exhibit 99.8

22. Please supplementally provide us with the "Forecasts" described on page 2.

Form 10-K for the Year Ended December 31, 2011

Item 3. Legal Proceedings, page 13

23. In future filings, please provide the disclosure required by Item 103 of Regulation S-K, including a statement that other than as disclosed, you are not subject to any material pending legal proceedings. Please also include the specific information required under Item 103 relating to the joint venture lawsuit. Please include a draft of your proposed disclosures.

Item 11. Executive Compensation, page 75

Summary Compensation Table, page 77

24. We note that the total compensation, including salaries, of your named executive officers increased from 2010 to 2011. We also note that you consider your performance in determining the annual compensation amounts. Please provide more detail as to the basis for such compensation amounts and increases, given your net losses over the past three fiscal years.

Item 13. Certain Relationships, Related Transactions and Director Independence, page 81

25. We note your disclosure relating to the branch location in Grundy, Virginia, and that final settlement of the transaction was to occur in early 2012. Please provide an update with respect to this transaction in your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Douglas W. Densmore
        LeClairRyan